Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of International Seaways, Inc. for the registration of International Seaways, Inc. common stock, preferred stock, debt securities, convertible debt securities, warrants and units and to the incorporation by reference therein of our reports dated February 27, 2025, with respect to the consolidated financial statements of International Seaways, Inc., and the effectiveness of internal control over financial reporting of International Seaways, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2024, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

December 19, 2025